06011935

Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462
Fax:81-3-5769-6492
Email: irdesk@jal.com

RECEIVED
2006 MAR 28 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 17, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL
BEST AVAILABLE COPY

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.
For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. Class Action relating to International Air Cargo
2. Rsolution Notice of the Third Annual General Meeting of Shareholders (in Japanese)
3. (Press Release) FY2006 Route, Frequency, and Freet Plan
4. (Press Release) New Top Management Line Up
5. (Press Release) FY2006-2010 Medium-Term Business Plan
6. (Press Release) Forecast Revision of Non-consolidated Financial Results

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

Yours sincerely,

Fumitake Tsukamoto



Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
fumitake.tsukamoto@jal.com

Katsumasa Tomizawa



Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com





RECEIVED
2006 MAR 28 A 11:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 16, 2006

To All Those Concerned

Japan Airlines
Group CEO & President
Toshiyuki Shinmachi

2-4-11 Higashi Shinagawa
Shinagawa-ku, Tokyo
(Code No. 9205 First Section, Tokyo, Osaka and Nagoya)

Address inquiries to:
Kazuhiko Nishi, General Manager
Investment Relations
(Ph. 81-3-5769-6098)

Class Action relating to International Air Cargo

Since February 2006, there have been media reports about an alleged price cartel with respect to air cargo among several major global airlines. The Frankfurt cargo office of JAL International's European Cargo Headquarters was inspected by the EU anti-trust authorities on February 14, 2006. On the same day, the New York cargo office of JAL International's Americas Cargo Headquarters was also inspected by the U.S. Justice Department and the FBI. Three JAL International employees working at the New York cargo office also received on the same day subpoenas requiring them to appear before the Grand Jury of the Federal District Court in Washington, D.C. for an evidentiary hearing and document submission in connection with the suspected violations of the U.S. anti-trust law.

We intend to fully cooperate with the investigations, but have no further comments at this time as the investigations are still ongoing.

In connection with these investigations, class actions were filed against several airlines, including JAL International, in the United States on February 17 and 28, and JAL International received service of process today as described below. Furthermore, we have received information that similar class actions have been filed in the United States in addition to these cases.

We are currently trying to obtain more information and intend to respond appropriately to these class actions, while consulting with legal counsel.

Details

1. Background

Following the inspections by the EU and U.S. anti-trust authorities, class actions were filed by U.S. shippers and other companies for damages allegedly suffered due to an alleged price cartel



among airlines.

2. Details of class actions and relief and damages sought by plaintiffs

(1) Details of class actions

① Date of filing: Feb. 17, 2006

Venue: Federal District Court for Eastern District of New York

Representative Plaintiff: Fleurchem, Inc. (U.S. company)

Defendants: 9 companies including JAL International

② Date of filing : February 28, 2006

Venue: Federal District Court for Eastern District of New York

Representative Plaintiff: Sisimizi, Ltd. (Tanzanian company)

Defendants: 15 companies including JAL International

(2) Relief sought (same in both cases): Injunction and damages

(3) Damages sought (same in both cases): Not specified in complaint

end

RECEIVED
2006 MAR 23 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JAL Group FY2006 Route, Frequency and Fleet Plan

Tokyo February 6, 2006: The JAL Group announced today its route, frequency and plan for fiscal year 2006, the year beginning April 1, 2006 through to March 31, 2007.

The JAL Group will continue restructuring its international, domestic and cargo businesses to build a more profit-focused network, aiming to return its international passenger business to profitability in FY2006. As outlined in its Medium-Term Corporate Plan FY2005-2007, JAL plans to build a stable business foundation capable of producing profits even in the face of factors such as rising fuel costs.

International Passenger

On international passenger routes, JAL will focus its resources on high profit and high growth routes, while suspending unprofitable routes. An income improvement of 8 billion yen is expected to result from route suspensions, flight frequency adjustments, and a review of aircraft scheduling contained in the FY2006 plan.

In FY2006, JAL will increase the number of flights between Tokyo and Chicago, Los Angeles, Vancouver and Taipei. The airline will suspend its Tokyo-Las Vegas route, daily Osaka – Los Angeles route, and two of its routes linking Seoul to two regional cities in Japan. Flight frequency will be reduced on JAL's Tokyo – London and Tokyo – Bangkok routes.

JAL will also continue expanding the international role of its low-overhead subsidiary JALways to secure further cost-competitiveness. JALways will take over flight operations on the Tokyo – Jakarta route from March 26, 2006, and from October 1, 2006 flight operations on Tokyo – Ho Chi Minh, Tokyo - Hanoi, Osaka - Hanoi, and Tokyo – Sydney routes.

JAL will expand the operations of domestic subsidiary JAL Express by the transfer of three MD-81 aircraft to that airline.

Fleet and Equipment Changes

During FY2006, JAL will also accelerate fleet downsizing. In total, six B747 'Classic' models will be retired from international and domestic service. On domestic routes three A300's will be retired, as well as four YS11 type aircraft.

To improve passenger comfort, increase efficiency and reduce costs, more fuel-efficient, environmental-friendly aircraft will be introduced including medium-sized B777-300ER and B767-300ER aircraft on international routes, and B737-800 aircraft on domestic routes.

<more>

For further information contact: geoffrey.tudor@jal.com / stephen.pearlman@jal.com
Telephone: 81-3-5460-3109 / Fax: 81-3-5769-6487/ www.jal.com/en/corporate/

JAL's award-winning business class seat, the *Shell Flat* seat, will be introduced onto more international routes: Tokyo – Amsterdam, Osaka – London, Tokyo - Chicago (all flights) and Tokyo - Singapore(JL719/710). On domestic routes the airline will also expand by 43% the number of *class J* seats, domestic business class.

International Cargo

The airline group will expand its cargo business operations by introducing to its fleet two 747-400 freighters (converted from passenger versions). Flights will be increased on all routes, particularly those serving Narita airport: 51 flights per week at the end of FY05 up to 61 flights per week by the end of FY2006. After June 2006, direct services to Europe and the west coast of the USA will be gradually introduced to better respond to market trends and meet customer demand.

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1) INTERNATIONAL PASSENGER ROUTE PLANS

a) Flight Frequency Increases

Route	Frequency Increase	Date Effective
Tokyo - Chicago	Increase from 10 to 14 flights per week. (Twice daily service comes into effect).	From March 26, 2006
Tokyo - Los Angeles	Increase from 7 to 8 flights per week. (Two flights on Saturday).	From April 1 to October 28,2006
Tokyo - Vancouver	Increase from 7 to 11 flights per week.	From July 1 to August 31, 2006
Tokyo - Moscow	Increase from 2 to 3 flights per week. (New Summer only season increase).	From June 4 to September 24, 2006
Tokyo – Taipei *(JAA operation)*	Increase from 21 to 28 flights per week. (15 x B747 Class type aircraft to be replaced by newer B747-400 aircraft: 8 from August 2006/ 7 from October 2006).	From March 26, 2006

b) Route Suspensions

Route	Current flights	Suspension Effective Date
Tokyo - Las Vegas - Los Angeles - Tokyo	3 flights per week using B747-400 (Started Oct 1998)	From September 30, 2006
Osaka - Los Angeles	7 flights per week using B747-400 (Started Sep 1994)	From October 1, 2006
Komatsu - Seoul	4 flights per week using B767 (Started Dec 1979)	From March 26, 2006
Hiroshima - Seoul	3 flights per week using B767 (Started July 1991)	From March 24, 2006

c) Flight Frequency Reductions

Route	Reduction Details	Date Effective
Tokyo - London	From 14 to 7 flights per week. (Suspension of JL403/404)	From March 26, 2006
Tokyo - Bangkok	From 21 to 14 flights per week (Suspension of JO703/704)	From March 26, 2006

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d) Expanded Operation of B777 on Europe Routes

Route	Flight No.	Frequency	Current Aircraft	Aircraft Introduction	Date Effective
Osaka - London	JL421/ 422	7 flights per week	747-400	B777-200ER	From March 26, 2006
Tokyo - Paris	JL405/ 406	7 flights per week	747-400	B777-300ER	From September 1, 2006
Tokyo - Amsterdam	JL411/ 412	7 flights per week	747-400	B777-200ER	From October 29, 006

e) Other

Route	Change	Details	Date Effective
Osaka -Taipei	Aircraft change	747 Classic to 747-400	From October 1, 2006
Tokyo – Jakarta, Tokyo - Denpasar	Route change	Routes to be combined to make a single routing of Tokyo- Jakarta- Denpasar-Jakarta- Tokyo	From March 26 to June 30, 2006
Osaka-Denpasar	Reduced frequency continuation	Continuation of 3 flights per week service. Original daily service reduced to 3 flights per week during Winter season 2005.	From March 26 to October 28,2006.

2) DOMESTIC PASSENGER ROUTE PLANS

a) Haneda Routes

- Suspension of Toyama route at the end of FY2005.
- Flights will be increased on Kochi, Miyazaki, and Tokushima routes during FY2006.
- The number of *class J* seats available on aircraft operating on Itami (Osaka) and Fukuoka routes, will be increased due to high business demand.
- To obtain a better overall balance between supply and demand, the number and size of aircraft used on Sapporo routes will be reduced.
- Larger-sized aircraft will be operated on Okinawa routes due to steady demand.
- Aircraft and frequency will be adjusted according to seasonal demand on such Hokkaido routes as Memanbetsu, Kushiro, and Obihiro.

b) Itami, Kansai International, Kobe Routes

As a result of reduced jet flight slots at Itami airport, the number of turbo-prop flights will be increased. There will be an overall increase in flights on Kansai routes. Flights between Itami – Narita will be increased after October.

We will closely watch changes in passenger traffic after the opening of Kobe Airport, and review overall operations in the Kansai area, including Itami and Kansai International, as required.

c) Nagoya Routes

- Operate large-sized aircraft (747 and 747-400) on Sapporo and Okinawa routes
- Increase flights on Sendai and Kagoshima routes

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3) INTERNATIONAL CARGO PLAN (747F freighter flights).

Route	Increase	Details	Date Effective
Tokyo- Anchorage -Los Angeles	0 to 1 flight per week	Increase	From March 26, 2006
Tokyo -Anchorage -New York	3 to 4 flights per week	Increase	From June 4, 2006
Tokyo –Anchorage -Chicago	0 to 2 flights per week	Flight increase	From June 1 – Aug 31, 2006.
	2 to 4 flights per week		Sept 1-Nov 30, 2006
	0 to 4 flights per week		Jan 1 – Mar 26, 2007
Tokyo -Los Angeles	0 to 1 flight per week	Flight increase. Non-stop operation using 747-400)	From June 5, 2006
Tokyo - San Francisco - Los Angeles	0 to 2 flights per week	Direct flight from Tokyo to San Francisco using 747-400 established	From January 1, 2007
Tokyo – Anchorage - San Francisco - Los Angeles	2 to 0 flights per week		
Tokyo-Bangkok-Manila-Tokyo	2 flights per week	Newly established	From September 1, 2006
Tokyo- Seoul	0 to 1flight per week	Expansion	From June 2, 2006
Tokyo - Taipei	4 to 5 flights per week	Expansion	From November 4, 2006

4) JAL GROUP FLEET PLAN FY 2006 (April 1, 2006 - March 31, 2007)

At the end of FY2006, the JAL Group fleet total will be 275 aircraft (4 less than at the end FY2005).

Retirement	6 x B747	3 x A300-B2/B4	4 x YS11	**Total: 13**
Introductions	2 x 777-300ER	1 x 767-300ER	3 x 737-800	**Total: 9**
	2 x DASH8-400	1 x DASH8-300		

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JAL Announces New Top Management Line Up

Tokyo, Wednesday March 1, 2006: The Japan Airlines Group today announced changes to its boards of directors, effective April 1st and subject to approval of the annual general meeting of shareholders in late June.

The changes relate to the boards of directors and executive officers of JAL Corporation (the JAL Group holding company) and the two main operating companies, JAL International and JAL Domestic.

JAL board member and senior vice president, Haruka Nishimatsu, 58, is JAL's new CEO designate, subject to the formal approval of the annual general meeting of shareholders in late June (date to be announced). Nishimatsu is currently a member of all three JAL boards as senior vice president, finance and purchasing. Until confirmation as CEO in June he will be promoted from his current post of senior vice president to senior managing director on all three JAL Boards, effective April 1st.

Nishimatsu is a JAL career man and joined the airline in 1972 after graduating in economics from Tokyo University. His JAL career has been predominantly in finance.

Toshiyuki Shinmachi, current JAL Group CEO, is designated chairman, effective from the June 2006 annual shareholders meeting. He remains in his present post as CEO until the shareholders' meeting.

Other new board appointments include the promotion of Kiyoshi Kishida, currently managing director, flight operations of JAL International, to the post of senior managing director, Safety and flight operations, for all three JAL companies.

Fumio Tsuchiya, senior vice president and deputy managing director, corporate planning, JAL Corporation is promoted to managing director, corporate communications and compliance and environment for all three JAL companies. Corporate communications is a soon to be formed new company section, including public relations, investor relations and brand communications.

Among those retiring from the three JAL boards are Katsuo Haneda, executive vice president of the three companies, Hidekazu Nishizuka, senior managing director, Takenori Matsumoto, managing director.

Other retiring board members are: Nobuyoshi Sera from JAL Corporation, Takao Imai, Hiroyasu Omura and from JAL International, and Gentaro Maruyama, and Tetsuo Takahashi from JAL International and JAL Domestic and Masuhisa Yokoyama from JAL Domestic.

Three executive officers will also step down. These are Hideyuki Kanenari, Nobutaka Ishikure and Ichiro Funabashi. Executive officers are responsible for day-to-day operations in the departments they manage but do not have voting rights.

These changes and other board appointments and executive officer changes are being made in preparation for the re-unification of the two main JAL operating companies, JAL International and JAL Domestic, from October 1st 2006.

Another part of that corporate reform is the integration of JAL Sales, the JAL Group passenger sales and marketing company, with JAL International, effective April 1st this year.

Following today's announcement, the total number of JAL board members and executive officers is 36, a decrease of five from the current level.

<more>

RECEIVED
2006 MAR 28 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For further information contact: geoffrey.tudor@jal.com / stephen.pearlman@jal.com
Telephone: 81-3-5460-3109 / Fax: 81-3-5769-6487/ www.jal.com/en/corporate/

HARUKA NISHIMATSU - CEO designate, The Japan Airlines Group

Age 58 (d.o.b. January 5, 1948)

March 1972	Graduated from Tokyo University, Faculty of Economics
April 1972	Joined JAL
December 1987	Administration manager JAL Frankfurt office, Germany
August 1991	Manager, Administration, Finance department
August 1992	Manager, Finance department project finance
December 1993	Deputy General Manager, Finance Department
February 1995	Member of business restructuring committee
February 1997	Deputy general manager, Finance administration, Finance department
June 1998	Deputy vice president, Finance department, Japan Airlines
April 1999	Vice President, Finance, Japan Airlines
November 2001	Member of committee to oversee the integration of JAL with Japan Air System, leading to creation of Japan Airlines System Corporation (JAL Group holding company)
October 2002	Vice President, Finance, Japan Airlines System concurrently Vice President, Finance Planning, Japan Airlines
April 2003	Executive Officer, Finance & Investor Relations JAL System Corporation
June 2004	Executive Officer, Finance, JAL Corporation Executive Officer, Investor Relations, JAL Corporation
April 2005	Board member, Senior Vice President, JAL Corporation Executive Officer, Finance Executive Officer, Purchasing Board member, JAL International and JAL Domestic
June 2005	Board member, Senior Vice President, JAL Corporation SVP Finance SVP Purchasing Board member, JAL International and JAL Domestic
March 2006	Designated JAL Group CEO

###

For further information contact: geoffrey.tudor@jal.com / stephen.pearlman@jal.com
Telephone: 81-3-5460-3109 / Fax: 81-3-5769-6487/ www.jal.com/en/corporate/

JAL Group Announces its FY2006 - 2010 Medium-Term Business Plan

- Mobilize the Group's Strengths to Regain Trust -

Tokyo, Thursday March 2, 2006: The JAL Group today announced its medium-term business plan for the five years FY2006 to FY2010. "Safety" and "customer satisfaction" will be at the forefront of the JAL Group's medium-term business plan. Specifically, we plan to return to our traditional strengths in order to win back the trust and confidence of all of our stakeholders by rebuilding our safety record one day at a time and by providing the customer with products and services that prioritize "safety" and "comfort and reliability." We aim to kick-off the revival of the JAL Group in FY 2006 through, among other measures, the merger in October of our two main operating subsidiaries, JAL International and JAL Domestic.

The JAL Group plans to execute this new Medium-Term Business Plan, which sets forth concrete steps for the achievement of the goals announced last November in our "JAL Group Corporate Reform Policy." In order to capitalize on the business opportunities presented from FY 2009 by the expansion of Haneda Airport, which includes increased international flights, and the increase in slots at Narita Airport, we see the first three years (from FY 2006-2008) as the "rebuilding stage" for our Group's business base, during which time we plan to further restructure costs as well as international passenger operations. We aim to realize sustained growth by rebuilding our business base by focusing our resources on "safety" and "customer satisfaction."

The three main pillars of the new Medium Term Business Plan are as follows:

1. Toward a New JAL Group – Regaining Trust and Focusing on Customer Satisfaction

We plan to implement the recommendations of the Safety Advisory Group, established last year to advise the Group on safety issues, in order to rebuild the foundation for flight safety and refocus our corporate mind set to concentrate on customer satisfaction. We plan on investing approximately 125 billion yen (estimate) in the areas of safety and service so that we can strive to reemerge as a company with high safety standards and strengthen the quality of our products and services.

2. Improve profitability through the restructuring of international passenger operations and the downsizing of our equipment

In FY2006－2008, we plan to further restructure routes that have low profitability; achieve downsizing of our equipment by replacing older aircraft with new primarily medium and small size aircraft to strengthen our competitive edge; and enhance our cost effectiveness in accordance with our reassessment of our business. We plan to increase both seat load factor and yield through measures such as enhancing route networks to meet the needs of business travelers and providing high quality products and services.

3.Implement further cost-restructuring

We will seek to continue to build upon the measures we have taken to improve our return estimated to generate cost savings of approximately 57 billion yen for FY2005. In order to achieve our medium term goal, which is cost restructuring in the amount of approximately 119 billion yen* per year, by the end of FY 2010, we plan to continue to focus on and continually reassess our cost structure on a Group wide basis.

* As compared to FY2005 estimated projection in the FY2004-2006 Medium-Term Business Plan.

Medium Term Business Plan Targets

- FY 2006 Target:Consolidated Net Income Recover Profitability
- FY 2008 Target:Completion of the Rebuilding of the Business Foundation
- FY 2010 Target:Consolidated Operating Profit Margins to 5% or more

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RECEIVED
2006 MAR 28 A 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SYNOPSIS

1.Toward a New JAL Group – Regaining Trust and Focusing on Customer Satisfaction

(a) Promote Corporate Culture and a Reformed Mind Set

The Group will promote unity and create an open corporate climate, which encourages interaction and communication between its various businesses.

(Examples)

- Conduct management visits to the frontlines and encourage exchange of ideas between management and those in the field; regular meetings among younger leaders of each of the divisions; and more opportunities to experience training in other divisions/areas.
- Placement of employees from the field (e.g., Group companies) into the Planning Department; and strengthening headquarters' support for those in the field.
- Reassessment of the existing methods of making proposals and/or improvements; and unification of information channels to get more immediate and focused feedback to the field.
- Proactive strengthening of the individual's "ability to act decisively in the field" based on an individual's own judgement as well as encouragement of "action" based on "effort and a mindset seeking challenges."

(b) Restore the company into one with high safety standards

Based on recommendations of the 'Safety Advisory Group', JAL Group will establish a Safety Promotion Committee to oversee group-wide safety improvement, and carry out group-wide activities to increase safety. The Group plans to strengthen its safety education and training programs to establish a "culture of safety" and enhance measures for addressing human error, etc., whilst continuing to listen to recommendations from the "Safety Advisory Group."

The Group plans to invest approximately 60 billion yen, mainly to strengthen the maintenance foundation and improve operational quality. The investment will also contribute to the restrengthening of operational and aircraft quality, to boost customer trust.

Details of Safety-related Investment Plan

Investment	Item	Amount in Billions (Yen)
Facilities	1) 777 dock at Narita 2) Large engine test center 3) Cargo automatic weighing system	8
Aircraft	1) Aircraft modification for R-NAV system 2) Spare engine reserve	25
IT	New maintenance system Safety information database creation Safety related information electronic distribution system	28
Personnel & Education	Safety Promotion Center Purchase safety education equipment Improved flight simulators	1
Total		**62**

(a) **Improve product and service quality from the customers' standpoint**

In order to become a corporate group that is consistently chosen by the customer , we will further improve the quality of products and services to meet their wants and needs. We plan to invest approximately 65 billion yen to enhance the quality of products and services and maintain our systems infrastructure, as well as to bolster our capability to handle unexpected operational events (e.g., delays, etc.). With regard to developing and providing JAL Group products and services, our fundamental approach is to apply a "Universal Design (UD)" concept.

Details of Product & Service Quality Related Investment Plan

Investment	Example items	Amount in Billions (Yen)
Product/ Service Quality Improvements	1)Next generation First /Business class product development on international aircraft etc 2) In-flight entertainment & meal service development 3) oneworld membership measures 4) Class J seat expansion on domestic aircraft 5) Express cargo business expansion	25
System Structure	1) Travel sales system improvement	16

Strengthening	2) Aircraft scheduling revision 3) Customer database development 4) e-style business development 5) Irregularity handling capability upgrade 6) Call center development 7) In flight sales IC development 8) Cargo revenue management system development	
Facilities & Equipment Maintenance	1) Airport projects 2) Airport handling systems development 3) De-icing equipment upgrade	24
Total		**65**

2. Building a solid corporate structure capable of responding flexibly to external factors

Business restructuring

International passenger operations

- During the period from FY 2006 to 2008, which we have labeled the 'Rebuilding Stage of the Business Foundation', we will seek to improve operational profits by concentrating on high profit and high growth routes and suspending low-yield routes, and downsizing our fleet introducing more medium/ small-size aircraft.
- We will build route networks that meet the needs of business travelers, etc., provide high quality products and develop innovative sales policies.
- We plan to advance the renewal of our fleet by replacing older aircraft with new equipment such as 737-800s (from FY 2007) and 787s (from FY 2008), in an effort to enhance the competitiveness of our fleet.
- During the period after FY 2009, which we have labeled the 'Stage of Sustained Growth', we plan to focus on routes with growth potential, utilizing medium to small aircraft, as well as actively taking advantage of the increase in scheduled international flights out of Haneda Airport and the additional slots at Narita Airport.
- By implementing the measures outlined above, we plan to further enhance our profitability after FY2007 by improving both seat load factor and yield and becoming more cost efficient in accordance with the reassessment of our business demand.

Domestic passenger operations

- We aim to provide a "warm and friendly" quality service that customers can have confidence in.
- We plan to enhance customer convenience by creating "comfortable and reliable" and "convenient"

products and services through such measures as expanding Class J (e.g. increase the number of Class J seats on aircraft and add Class J seats in smaller aircraft), broadening the range of fares for which IC check-in service is available, strengthening e-marketing, etc.

- We plan to advance the renewal of our fleet by replacing older aircraft with new aircraft such as 737-800s (from FY 2007) and 787s (from FY 2008), in an effort to enhance the competitiveness of our fleet.
- We aim to improve cost competitiveness by focusing on a low cost operational structure and expanding the operations of JAL Express, our low overheads subsidiary.
- We aim to aggressively pursue one of the biggest business opportunities during this Medium Term Business Plan period, which is the increase in slots at Haneda Airport.

Cargo Business

- We plan to expand our business operations while securing stable operational profitability by building an efficient operational base that utilizes a combination of large and medium size aircraft.
- We plan to aggressively develop growth markets such as China while servicing the demands of the Japan outbound international cargo market, through such measures as strategic alliances, etc.
- We are seeking to develop growth businesses that include the logistics business, express business and domestic night cargo flight market.

Cost restructuring

While continuing to implement the cost restructuring policies outlined in the FY2005-07 Medium term Corporate Plan, the JAL Group plans to further streamline its fixed costs after reassessing the results of international business restructuring. The Group also plans to expand simplification of the business processs groupwide. By FY 2010, the last year of the new Plan, we plan to realize a cost restructuring of approximately 119 billion yen for the year.

3.Fleet Plan

To increase cost competitiveness, the JAL Group will continue downsizing its fleet by introducing more fuel efficient medium and small-size aircraft and expediting the retirement of older aircraft, and will continue reducing the number of aircraft types, and cabin configurations.

Our plan is for fleet composition to change from nine aircraft types and a total fleet 279 aircraft at the end of FY2005 to eight types and 296 aircraft at end of FY2010. In the longer term, it is our aim to have approximately 5-6 types of aircraft – large, medium and small.

As a result of the introduction of new aircraft, the average age of the JAL fleet is expected to go down from 11.6 years at the end of FY2005 (March 31, 2006) to 10.4 years by the end of FY2010 (March 31, 2011). Focusing just on aircraft used internationally, the average age of the international fleet is expected to go down from 11.0 years to 8.5 years by the end of FY 2009.

JAL plans to complete the retirement of A300 and YS11 aircraft within FY2006. The retirement of 30 747 'Classic' models now in the fleet is expected to be completed in FY2009.

Aircraft	FY05		FY10	
	Total Aircraft: 279		Total Aircraft: 296	
Large-size	6 types	B747	5 types	
		B747-400		B747-400
		B777-300		B777-300
Medium-size		B777-200		B777-200
		B767		B787
		A300-600R		B767
		A300		A300-600R
Small-size	3 types	B737	3 types	B737
		MD90		MD90
		MD80		MD80

4. Consolidated financial results (targets)

To maximize corporate value for all stakeholders, the JAL Group will endeavor to secure sound financial conditions, increase asset efficiency, improve profitability and build a strong corporate structure capable of responding flexibly to external factors.

The following are the targets of the Medium Term Business Plan

- FY 2006 Target:Consolidated Net Income Recover Profitability
- FY 2008 Target:Completion of the Rebuilding of the Business Foundation

- FY 2010 Target:Consolidated Operating Profit Margins to 5% or more

(Unit : billions of yen)	FY05	FY06	FY08	FY10
Operating Revenues	2,195.0	2,301.0	2,368.0	2,437.0
(International passenger)	692.0	725.0	723.0	742.0
(Domestic Passenger)	662.0	703.0	718.0	737.0
(International Cargo)	181.0	198.0	225.0	239.0
(Other)	660.0	675.0	702.0	719.0
Operating Income	▲34.0	17.0	57.0	130.0
Ordinary Income	▲57.0	0.5	29.0	107.0
Net Income	▲47.0	3.0	17.0	55.0
Interest Bearing Debt	1,976.0	1,805.0	1,627.0	1,384.0
Interest Bearing Debt Repayment Period (Years)	17	9	7	5
ROE(%)	-	1.6%	6.5%	18.3%

Assumptions for the targets:

	FY05	FY06	FY07	FY08	FY09	FY10
Fuel per barrel (Singapore Kerosene Hedge)	$72/bbl	$75/bbl	$75/bbl	$75/bbl	$75/bbl	$75/bbl
Exchange rate	1US$=¥112	1US$=¥120	1US$=¥120	1US$=¥120	1US$=¥120	1US$=¥120

**Above figures are estimates for FY05 and targets for FY06 and onward.*

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DISCLAIMER

Certain statements made in this press release, including the forecasts of financial results, contain forward-looking statements which reflect management's beliefs, views and assumptions in light of information currently available. The management targets represent goals that management will strive to achieve through the successful implementation of JALS' business strategies. JALS may not be successful in implementing its business strategies, and management may fail to achieve the forecasted financial results. The management targets and other forward-looking statements involve current assumptions of future events as well as risks and uncertainties that could significantly affect expected results, including adverse economic or political conditions in Japan or other countries; increased jet fuel prices; negative changes in foreign exchange rates; difficulties or delays in integrating our businesses and achieving desired cost savings; increased competitive pressures; and changes in laws and regulations applicable to our business. Please see our public filings for additional information regarding the risks in our businesses. We have no obligation or intent to update any of the forward-looking statements in this press release.

JALS Announces Revised Forecast of Non-consolidated Financial Results for Fiscal Year Ending March 31, 2006 and Its Proposal to Reduce of Capital Surplus

Tokyo [Friday March 3, 2006:] Japan Airlines Corporation ("JALS") today announced its revised forecast of non-consolidated financial results for the fiscal year ending March 31, 2006. The revision relates to JALS's expectation of recording revaluation losses of ¥139 billion with respect to the equity securities of Japan Airlines International and Japan Airlines Domestic, the two main operating subsidiaries of JALS. As a result, JALS will revise its forecast of non-consolidated financial results for the current fiscal year ending March 31, 2006 previously announced on November 7, 2005, as explained in the attachment in more details.

In addition, on March 2, 2006, JALS's Board of Directors decided to propose a resolution at the next ordinary general meeting of shareholders scheduled for June 2006 to approve the reduction in the Company's capital surplus, as outlined in more details in the attachment.

The consolidated financial statements of JALS already reflects the financial results of the two operating subsidiaries owned by JALS, and changes in the value of equity securities of Japan Airlines International and Japan Airlines Domestic do not affect the consolidated financial results. Therefore, the forecast of consolidated financial results for the fiscal year ending March 31, 2006 previously announced on November 7, 2005 in connection with JALS' semi-annual financial results will not be affected by the revaluation losses.

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Certain statements made in this press release, including the forecasts of financial results, contain forward-looking statements which reflect management's beliefs, views and assumptions in light of information currently available. The management targets represent goals that management will strive to achieve through the successful implementation of JALS' business strategies. JALS may not be successful in implementing its business strategies, and management may fail to achieve the forecasted financial results. The management targets and other forward-looking statements involve current assumptions of future events as well as risks and uncertainties that could significantly affect expected results, including adverse economic or political conditions in Japan or other countries; increased jet fuel prices; negative changes in foreign exchange rates; difficulties or delays in integrating our businesses and achieving desired cost savings; increased competitive pressures; and changes in laws and regulations applicable to our business. Please see our public filings for additional information regarding the risks in our businesses. We have no obligation or intent to update any of the forward-looking statements in this press release.

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RECEIVED
2006 MAR 28 A 11:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attachment

JALS Announces Revised Forecast of Non-consolidated Financial Results for Fiscal Year Ending March 31, 2006 and Its Proposal to Reduce of Capital Surplus

Tokyo [Friday March 3, 2006:] Japan Airlines Corporation ("JALS") today announced its revised forecast of non-consolidated financial results for the fiscal year ending March 31, 2006. The revision relates to JALS's expectation of recording revaluation losses of ¥139 billion with respect to the equity securities of Japan Airlines International and Japan Airlines Domestic, the two main operating subsidiaries of JALS. As a result, JALS will revise its forecast of non-consolidated financial results for the current fiscal year ending March 31, 2006 previously announced on November 7, 2005, as explained in the attachment in more details.

In addition, on March 2, 2006, JALS's Board of Directors decided to propose a resolution at the next ordinary general meeting of shareholders scheduled for June 2006 to approve the reduction in the Company's capital surplus, as outlined in detail in this attachment.

1. Rationale for Revising Forecast of Non-consolidated Financial Results and Reduction in Capital Surplus

On March 2, 2006, JALS announced its 2006-2010 medium-term business plan, aiming to recover from the consolidated losses posted in recent periods and to achieve profitability and growth in the coming fiscal years. JALS aims to kick-off the revival of the JAL Group in FY 2006 (ending in March 2007) through, among other measures, the merger in October of the two main operating subsidiaries, JALI and JALD.

As part of its efforts to make a fresh start, the Company will record a valuation loss with respect to the equity securities of JALI and JALD. JALI and JALD posted net losses in recent periods due to external factors, such as terrorism, the war in Iraq, SARS, anti-Japan demonstrations and rising fuel prices, and safety issues. As a result of the revaluation, JALS expects to post increased net losses for the year ending March 31, 2006 as set forth in Part 2 below.

JALS plans to seek shareholders approval at the next ordinary general shareholders' meeting in June to reduce a portion of the capital surplus and apply such amounts to eliminate the accumulated deficit. JALS hopes to eliminate the accumulated deficit, open the path for revival and establish a setting that would increase the possibility of dividend payments in the future.

2. Revised forecast of non-consolidated financial results

(unit: 1 million yen)

	Revenues	Ordinary Income	Net Profit / Loss
Previously announced forecast (A)	24,400	8,400	8,200
Revised forecast (B)	24,400	8,400	-131,000 (note)
Difference (B-A)	0	0	-139,200 (note)
Ratio	100	100	-
(reference) Last FY results	16,197	489	270

(note) After recording estimated valuation losses with respect to the subsidiary shares of 139,500 million yen, the Company forecasts a net loss instead of the previously forecasted net profit. It should be noted, however, that this is only a forecast and the actual valuation loss amounts will be reported as part of the financial statement for the fiscal year ending March 31, 2006. Therefore, actual net loss amount may differ from the forecasted amount.

(reference)
The consolidated financial statements of JALS already reflects the financial results of the two operating subsidiaries owned by JALS, and changes in the value of equity securities of Japan Airlines International and Japan Airlines Domestic do not affect the consolidated financial results. Therefore, the forecast of consolidated financial results for the fiscal year ending March 31, 2006 previously announced on November 7, 2005 will not be affected by the revaluation losses.

3. Reduction of Capital Surplus

On March 2, 2006, the board of directors adopted a resolution to seek stockholders' approval at an ordinary shareholders' meeting scheduled in June 2006 to reduce capital surplus. The amount of the capital surplus reduction will be applied to eliminate the accumulated deficit.

(1) Purpose
In accordance with Commercial Code, Article 289.1, the Company will reduce / apply the capital surplus to eliminate the accumulated deficit as of March 31, 2006 based on the forecast set forth in 2. above.

(2) Amount

The amount of the capital surplus reduction will be equal to the amount of accumulated deficit as of March 31, 2006. Based on the forecast set forth in 2. above, JALS expects a capital surplus reduction of approximately 67 billion. It should be noted, however, that this is only a forecast and the actual accumulated deficit amount as of March 31, 2006 will be reported as part of the financial statements as of and for the fiscal year ending March 31, 2006.

(3) Schedule

1. Board Meeting (adopting the general principles) – March 2, 2006
2. Completion of financial statements - mid-May (expected)
3. Board meeting to adopt a final plan – mid-May (expected)
4. General shareholders' meeting - end of June (expected)

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